December 17, 2010

BY EDGAR AND FACSIMILE

Mr. Kevin L. Vaughn

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Unilens Vision, Inc.

File No. 000-17861

Form 10-K for Fiscal Year Ended June 30, 2010

Form 10-Q for the Quarter ended September 30, 2010

Dear Mr. Vaughn:

This will respond to your letter of December 8, 2010 to me, as Chief Financial Officer of Unilens Vision, Inc. (the “Company”).

The responses below are keyed to the comments on the above-referenced Form 10-K and Form 10-Q of the Company set forth in your letter and the comments are restated for your convenience.

Form 10-K for the Fiscal Year Ended June 30, 2010

Cover Page

1.	You indicate that your common stock is registered under Section 12(b) of the Exchange Act. Please advise us as to when and how you registered your securities under the Exchange Act or revise your future filings as appropriate.

The indication of a Section 12(b) registration was erroneous and should have been to Section 12(g). The Company will promptly file a Form 10-K/A amendment that will correct this error. The Company believes that it effected a registration of its Common Stock under the Exchange Act on or prior to July 3, 1989, which is the date of its Registration Statement on Form 20-F made pursuant to Section 12(g). Such Registration Statement was made under the Company’s former name, Unilens Optical Corp.

Patents and Technology, Page 4

2.	In your future filings, please expand the third sentence of this section to disclose the duration of the patent.

The Company will do so in future filings.

Mr. Kevin L. Vaughn

December 17, 2010

Report of Independent Registered Public Accounting Firm, page 20

3.	Please amend your Form 10-K to include an audit report that is signed by your auditors. Refer to Item 302(a) of Regulation S-T which provides guidance on providing signatures in electronic filings.

The Company will promptly file a Form 10-K/A amendment that includes the Item 8 unchanged financial statements and schedule, and a report that is signed by its auditors.

Directors and Executive Officers, page 39

4.	In your future filings, please provide the disclosure required by Item 401(e)(1) of Regulation S-K regarding the specific experience, qualifications, attributes, or skills that led to the conclusion that Messrs. Vitale, Bennett, Lupien and Pecora should serve as directors.

The Company will do so in future filings.

Signatures, page 49

5.	In your future Form 10-Ks, please indicate parenthetically who is signing in their capacity as principal executive officer, principal financial officer, and as principal accounting officer or controller. In your future Form 10-Qs, please indicate parenthetically who is signing in their capacity as principal financial officer or principal accounting officer.

The Company will do so in future filings.

Exhibits 31.1 and 31.2

6.	We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by that rule. Specifically, we note that the language in paragraph 4(d) includes an improper reference to “annual report” rather than “report” and that you have also deleted the language “(the registrant’s fourth fiscal quarter in the case of an annual report.)” The certifications must be in the exact from prescribed in Item 601(b)(31) of Regulation S-K. Please revise future filings, including any amendment to this filing, to include corrected certifications. Please note that this comment also applies to your Form 10-Q for the quarterly period ended September 30, 2010.

The Company will do so in future filings and the Company will promptly file a Form 10-K/A amendment and a Form 10-Q/A amendment that includes corrected certifications.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Report of Independent Registered Public Accounting Firm, page 12

7.	Please amend your Form 10-Q to include a review report that is signed by your auditors. Refer to Item 302(a) of Regulation S-T which provides guidance on providing signatures in electronic filings.

Mr. Kevin L. Vaughn

December 17, 2010

The Company will promptly file a Form 10-Q/A amendment that includes the Item 1 unchanged financial statements and a report that is signed by its auditors.

Exhibits 31.1 and 31.2

8.	We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by that rule. Specifically, we note that the language in paragraph 4(d) includes an improper reference to “annual report” rather than “report” and that you have also deleted the language “the registrant’s fourth fiscal quarter in the case of an annual report.” The certifications should be in the exact from prescribed in Item 601(b)(31) of Regulation S-K. Please revise future filings, including any amendment to this filing, to include corrected certifications.

The Company will do so in future filings and the Company will promptly file a Form 10-Q/A amendment that includes corrected certifications.

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

Please contact me should you have any questions or require anything further with respect to this matter.

Very truly yours,

Leonard F. Barker

Chief Financial Officer

cc:	Ms. Tara L. Harkins

Mr. Michael Pecora

Laurence S. Markowitz, Esq.